EXHIBIT (d)(2)(C)

Ameritas Life Insurance Corp.

Lincoln, Nebraska

ACCOUNTING BENEFIT RIDER

DEATH BENEFIT. Under this Accounting Benefit Rider (ABR), the death benefit of the policy to which this rider is attached is modified. The death benefit under this policy with this rider attached depends on the death benefit option you select.

Option A. The death benefit is the greater of: (1) the specified amount of the policy plus the ABR specified amount; and (2) the account value times the appropriate corridor factor shown on the policy schedule.

Option B. The death benefit is the greater of: (1) the specified amount of the policy plus the ABR specified amount plus the account value; and (2) the account value times the appropriate corridor factor shown on the policy schedule.

Option C. The death benefit is the greater of: (1) the specified amount of the policy plus the ABR specified amount plus the sum of premiums paid minus the sum of partial withdrawals taken; and (2) the account value times the appropriate corridor factor shown on the policy schedule. If the sum of partial withdrawals taken is greater than the sum of premiums paid, the death benefit may be less than the specified amount of the policy plus the ABR specified amount.

The specified amount of the policy, the ABR specified amount and the death benefit option are shown on the policy schedule.

ABR SPECIFIED AMOUNT CHANGES. As long as the ABR specified amount and the specified amount of the base policy remain in the same proportion as at the policy date, you may change the ABR specified amount by written notice to us during the lifetime of the insured, subject to our approval.

(1)	You may request an increase of the ABR specified amount on or after one year from the policy date. Any increase will require evidence of insurability satisfactory to us and is subject to our underwriting limits in place at that time. We will send you a revised policy schedule showing the effective date and amount of the increase.

(2)	You may request a decrease of the ABR specified amount on or after one year from the policy date. A decrease of the ABR specified amount will be effective on the monthly date following written notice to us. Any reduction will be made in the following order:
(a)	against the most recent increase of the ABR specified amount;
(b)	against the next most recent increases;
(c)	against the original ABR specified amount.

MONTHLY COST. On each monthly date, we will deduct the monthly cost for this rider until it terminates. The monthly cost for this rider is:

(a)	the cost of insurance for this rider; plus
(b)	the monthly ABR specified amount charge.

COST OF INSURANCE. On each monthly date, the cost of insurance for this rider is (a) times (b) where:

(a)	is the applicable monthly cost of insurance rate for this rider; and
(b)	is the net amount at risk allocated to the ABR.

The net amount at risk is allocated between the policy and the ABR in proportion to the specified amounts of each as of the monthly date.

The maximum cost of insurance rate is determined for the ABR by the insured’s gender, attained age and rate class as shown on the policy schedule. A cost of insurance rate less than the maximum cost of insurance rate may be used at our option. Any changes in the cost of insurance rates will be made by class and will be determined according to the procedures and standards on file with your State Insurance Department.

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MONTHLY ABR SPECIFIED AMOUNT CHARGE. The monthly ABR specified amount charge is shown on the policy schedule and is based on the ABR specified amount as of the effective date for the rider. If there are any increases in the ABR specified amount, each increase will have a corresponding monthly ABR specified amount charge related to the amount of the increase. A decrease in the ABR specified amount will not reduce the monthly ABR specified amount charge. These charges will be shown on the policy schedule at the time of the increase.

CONVERSION. This rider may not be converted.

INCONTESTABILITY. In the absence of fraud, we will not contest this rider after it has been in force during the insured’s lifetime for two years. We will not contest any increased benefit later than two years after its effective date.

SUICIDE. If the insured under this rider commits suicide (while sane or insane) within two years after the effective date of this rider, our total liability will be to return the monthly cost for this rider. If the insured under this rider commits suicide (while sane or insane) within two years after the effective date for an increase in the ABR specified amount, our total liability for that increase will be to return the monthly cost for that increase.

TERMINATION. This rider will terminate:

(1) when the policy terminates; or

(2) when the policy lapses; or

(3) on the first monthly date after you give us written notice.

REINSTATEMENT. Within five years after this rider terminates, you may put it back in force by written notice to us if:

(1) the policy is in force;

(2) the insured provides us with evidence of insurability; and

(3) enough premium is paid to keep this rider in force for three months.

CONTRACT. This rider is made a part of the policy. It is based on the application and any supplemental applications for this rider.

RIDER SPECIFICATIONS. The effective date, ABR specified amount, and maximum monthly charges for this rider are shown on the policy schedule.

AMERITAS LIFE INSURANCE CORP.

Secretary	President

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